UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2017)	Previous Period (Third quarter of 2017)	Changes (%)	Year to Year Comparison (Fourth quarter of 2016)	Changes (%)
Operating Revenue	Quarterly Results	44,973	44,427	1.23	43,523	3.33
	Year-to-date (“YTD”) Results	175,200	130,227	—	170,918	2.51

Operating Income	Quarterly Results	3,104	3,924	-20.89	3,019	2.82
	YTD Results	15,366	12,262	—	15,357	0.06

Profit from Continuing Operations Before Income Tax	Quarterly Results	9,266	10,041	-7.72	5,641	64.26
	YTD Results	34,032	24,767	—	20,961	62.36

Profit for the Period	Quarterly Results	6,606	7,930	-16.69	4,747	39.17
	YTD Results	26,576	19,970	—	16,601	60.09

Attributable To: Controlling Interests	Quarterly Results	5,900	7,958	-25.87	4,889	20.68
	YTD Results	25,998	20,098	—	16,760	55.12

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2017)	Previous Period (Third quarter of 2017)	Changes (%)	Year to Year Comparison (Fourth quarter of 2016)	Changes (%)
Operating Revenue	Quarterly Results	31,139	31,565	-1.35	30,584	1.81
	YTD Results	124,680	93,541	—	123,505	0.95

Operating Income	Quarterly Results	3,753	4,207	-10.79	3,970	-5.47
	YTD Results	16,977	13,224	—	17,822	-4.74

Profit Before Income Tax	Quarterly Results	1,766	5,642	-68.69	3,106	-43.13
	YTD Results	16,038	14,272	—	15,628	2.63

Profit for the Period	Quarterly Results	1,501	4,787	-68.64	2,263	-33.67
	YTD Results	13,311	11,810	—	12,173	9.35

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	February 5, 2018 / 11:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jinwon Kim
(Signature)
Name:	Jinwon Kim
Title:	Senior Vice President

Date: February 5, 2018

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